April 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey and Kenneth Ellington

Re:                             Aberdeen Income Credit Strategies Fund

Registration Statement filed on Form N-2

File Nos. 333-253698 and 811-22485

Dear Ms. Dubey and Mr. Ellington:

On behalf of Aberdeen Income Credit Strategies Fund (the “Fund” or the “Registrant”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Robert Hepp on March 9, 2021 and March 23, 2021, relating to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed on March 1, 2021 with respect to the registration of an indeterminate principal amount of common or preferred stock, notes or subscription rights to purchase common stock as may be sold from time to time.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

COMMENTS ON THE BASE PROSPECTUS

1.                                    Comment:                                       Please disclose the Fund’s 80% investment policy on the cover page of the Base Prospectus.

Response:                                          Disclosure has been added.

2.                                    Comment:                                       On the cover page, under the heading “Principal Investment Strategy; Leverage” the Fund discloses the Fund’s use of leverage as a percentage of managed assets. Please also disclosure the use of leverage as a percentage of the fund’s net assets.

Response:                                          Disclosure has been added.

3.                                    Comment:                                       On the cover page, consistent with Item 1.1(j) of Form N-2 and the second paragraph of Guide 6 to Form N-2, please include a cross-reference, in bold face common type, to the prospectus discussion of the risks associated with leverage.

Response:                                          Disclosure has been added.

4.                                    Comment:                                       In the last two paragraphs on the cover page, it states that “[y]ou may elect to receive shareholder reports and other communications from the Fund or your financial intermediary electronically following the instructions included with this disclosure or by contacting your financial intermediary or the Fund” and that “[y]ou can inform the Fund or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions included with this disclosure or by contacting the Fund at 877-525-7330 or your financial intermediary.”  Please clarify what is meant by “instructions included with this disclosure” or delete if not applicable.

Response:                                        Disclosure has been revised for clarity.

5.                                    Comment:                                       Item 3.2 of Form N-2 indicates that a synopsis of information contained in the prospectus should be included when the prospectus is long or complex and that, normally, a synopsis should not be provided where the prospectus is twelve or fewer printed pages.  As the Fund’s prospectus is longer than twelve pages, please consider adding such synopsis.

Response:                                          A new section has been added entitled “THE FUND AT A GLANCE” which contains a synopsis of information contained in the prospectus.

6.                                    Comment:                                       In the first paragraph of the “SUMMARY OF FUND EXPENSES” section, consider revising the parenthetical in the last sentence for clarity.

Response:                                        The disclosure has been revised.

7.                                    Comment:                                       Please provide the completed fee table and expense example for the Fund in your response letter.

Response:                                          The completed fee table and expense example for the Fund is attached hereto as Exhibit A.

8.                                    Comment:                                       We note that in the Fund’s October 31, 2020 Annual Report, approximately 6.2% of the Fund’s net assets were invested in iShares iBoxx High Yield Corporate Bond ETF and an Acquired Fund Fees and Expenses (AFFE) line item was not included in the fee table. Please confirm that any AFFE has been factored into the Fund’s AFFE calculation and disclose in the fee table as appropriate.

Response:                                          Confirmed that any AFFE has been factored into the Fund’s AFFE calculation and disclosed in the fee table as appropriate.

9.                                    Comment:                                       In footnote (5) to the fee table, please disclose the period for which the expense reimbursement and/or fee waiver is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

Response:                                          Disclosure has been added.

10.                               Comment:                                     With respect to the fee table, the waiver or reimbursement must continue for at least one year in order for it to be permitted to be reflected in the fee table.

Response:  The expense limitation period has been updated.

11.                             Comment:                                       It is noted that the disclosure provides that “The Fund will not act as an original lender for a loan if, after making such loan, loans originated by the Fund would exceed 20% of the Fund’s Managed Assets.” Please confirm whether the Fund intends to originate loans such that the loans would exceed 5% of the Fund’s Managed Assets, in which case additional comments will be provided by the staff.

Response:                                          The Fund intends to limit its acting as an original lender such that after making a loan, loans originated by the Fund will not exceed 5% of the Fund’s Managed Assets.  The referenced disclosure has been revised accordingly.

12.                             Comment:                                       Please confirm to us that the fee table includes interest and dividend expense of short sales.

Response:                                          The Fund did not have short sales during the relevant period reflected by the fee table.

13.                             Comment:                                       Please clarify whether there is one lead portfolio manager in the group of four or whether they are jointly and primarily responsible for the day-to-day management of the Fund’s assets.

Response:                                          Clarifying language has been added.

14.                             Comment:                                       Please disclose whether there is any current intention of the Fund to issue preferred shares.

Response:                                          Disclosure has been added.

15.                             Comment:                                       Please confirm in your response that derivatives are valued based on market value and not notional value for purposes of the fund’s 80% policy.

Response:                                          The Registrant confirms that, to the extent that the Fund invests in derivatives with an underlying asset that meets the Fund’s 80% policy required by Rule 35d-1, the market value, and not the notional value, of the derivative would be included to meet the 80% minimum.

16.                             Comment:                                       Under the “PORTFOLIO” heading in the “INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGY” section, it states that “the information contained under the heading “Additional Information Regarding the Fund—Portfolio Investments” in the Fund’s October 31, 2020 Annual Report is incorporated herein by reference.”  Please advise where this section can be found in the Annual Report.

Response:                                          The “Portfolio Investments” section that is incorporated by reference is on page 61 of the Fund’s October 31, 2020 Annual Report.

17.                             Comment:                                       Under the “SENIOR LOANS” heading in the “INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGY” section, it states that the “[i]nformation contained under the heading “Additional Information Regarding the Fund—Senior Loans” on page 37 in the Fund’s Annual Report is incorporated herein by reference.”  Other sections where information is incorporated by reference do not specify a page number.  For consistency, please consider either deleting here, or adding page references throughout as applicable.

Response:                                          The page reference has been deleted.

18.                             Comment:                                       In the “USE OF LEVERAGE AND RELATED RISKS” section, it states that “[a]lthough it has no current intention to do so in the next twelve months, the Fund may also determine to issue preferred shares or notes to add leverage to its portfolio.” Given that this registration statement relates to a potential preferred shares offering, please revise accordingly.

Response:                                          Disclosure has been revised.

19.                             Comment:                                       In the “USE OF LEVERAGE AND RELATED RISKS” section, it states “to the extent the Fund issues preferred shares or notes, the Fund currently intends to seek an AAA or equivalent credit rating from one or more NRSROs on any preferred shares or notes it issues.”  Consider changing “an AAA or equivalent credit rating” to “the highest credit rating possible.”

Response:                                          Disclosure has been revised.

20.                             Comment:                                       Under the heading “RISK FACTORS” please add disclosure to identify which risks are considered to be principal risks of the Fund and which other risks are not considered principal risks.

Response:                                          Disclosure has been added.

21.                             Comment:                                       In prior registration statements, the Fund has stated that [f]or the purpose of calculating Managed Assets, derivatives are valued at their market value.  Consider adding this disclosure to the “MANAGEMENT OF THE FUND —THE ADVISOR” and “MANAGEMENT OF THE FUND —THE ADMINISTRATOR” sections.

Response:                                          Disclosure has been added.

22.                             Comment:                                       In the “MANAGEMENT OF THE FUND —THE ADMINISTRATOR” section, it states that “During periods when the Fund is using leverage, the fee paid to ASI (for various services) will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s Managed Assets, which includes the assets purchased through leverage.” Consider adding this disclosure to the “Management of the Fund —The Advisor” section, if also applicable to the calculation of advisory fees.

Response:                                          Disclosure has been added.

23.                             Comment:                                       In the “DISTRIBUTIONS” section, it states that “The Fund anticipates it may pay an excise tax of approximately $[•] for the calendar year ending December 31, 2021.”  To the extent the Fund will pay an excise tax, please confirm that this expense will be reflected in the fee table.  If not, explain why not.

Response:                                          The sentence has been deleted as the Fund does not anticipate paying an excise tax for the calendar year ending December 31, 2021.

24.                             Comment:                                       Please disclose any risks of issuing preferred stock, notes or subscription rights to purchase common stock in the risk factor section.

Response:                                          Disclosure has been added.

25.                             Comment:                                       In the “DESCRIPTION OF CAPITAL STRUCTURE—NOTES” section it states that “[a] Prospectus Supplement relating to any notes will include specific terms relating to the offering,” and then describes certain terms that would be included in a Prospectus Supplement relating to any notes.   Please consider adding similar disclosure to the “DESCRIPTION OF CAPITAL STRUCTURE—PREFERRED SHARES” section

Response:                                          Disclosure has been added.

26.                             Comment:                                       Add disclosure regarding the four conditions that the Fund must comply with for transferable rights offerings.

Response:                                          Disclosure has been added.

27.                             Comment:                                       In the section “CREDIT FACILITY/COMMERCIAL PAPER PROGRAM/NOTES” please disclose what a “commercial paper program” is.  Please explain in your response how a commercial paper program differs from a credit facility.

Response:                                          References to “commercial paper programs” have been deleted throughout.

28.                             Comment:                                       Certain offerings require that a no-objection letter be obtained from FINRA.  Please confirm if required, and if so, confirm if a FINRA no-objection letter has been obtained.

Response:                                          The Fund has not yet obtained a no-objection letter from FINRA, but will do so prior offering any securities that may require a no-objection letter from FINRA.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

29.                             Comment:                                       Under the “Senior Loans” heading in the “Investment objectives, policies and risks” section, it states that the “information contained under the heading “Additional Information Regarding the Fund—Senior Loans” on page 63 in the Fund’s Annual Report is incorporated herein by reference.”  Other sections where information is incorporated by reference do not specify a page number.  For consistency, please consider either deleting here, or adding page references throughout as applicable.

Response:                                          The page reference has been deleted.

30.                             Comment:                                       The term “Annual Report” is not defined in the SAI.  Please define in the first instance.

Response:                                          The definition has been added.

31.                             Comment:                                       Disclosure with respect to the expense limitation agreement is included in the seventh paragraph under the “Advisory Agreements” section in the SAI.  Please restate the disclosure from the Fund’s fee table here regarding the three year limit on expense reimbursements.

Response:                                          Disclosure has been added.

32.                             Comment:                                       In the second to last paragraph under the “Advisory Agreements” section in the SAI, you disclose the dollar amounts paid to the Adviser for the last three years.  Please also disclose the dollar amounts paid to the Sub-Adviser for the last three years consistent with Item 20.2(c) of Form N-2.

Response:                                          Disclosure has been added.

33.                             Comment:                                       In the second paragraph under the “Incorporation by reference” section of the SAI, it states that certain documents “are incorporated by reference into this Prospectus and deemed to be part of this SAI from the date of the filing of such reports and documents” Please replace the word “Prospectus” with “SAI”.

Response:                                          Disclosure has been updated.

OTHER COMMENTS

34.                             Comment:                                       In the exhibits to Part C, you indicate that the opinion and consent of Delaware counsel will be filed by amendment.  Please confirm that the legality opinions for these various types of securities will comply with staff legal bulletin 19.

Response:                                          We confirm that the legality opinions for these various types of securities will comply with staff legal bulletin 19.

35.                             Comment:                                       On the Signature page, please identify who the principal accounting officer/comptroller is, consistent with Section 6a of the 1933 Act.

Response:                                          Disclosure has been added.

36.                             Comment:                                       In each instance where information is incorporated by reference throughout both the Prospectus and SAI, please include hyperlinks.

Response:                                          Hyperlinks have been added.

37.                             Comment:                                       In your October 2019 response letter, you indicate that disclosure will be added to the principal strategies and risks regarding covenant lite loans.  Does the Fund still invest in covenant lite loans as part of its principal investment strategies? If so, please include the appropriate risk and other disclosure.

Response:                                          The Fund does invest in covenant lite loans as part of its principal investment strategies. Disclosure has been added to the principal strategies and principal risks sections.

38.                             Comment:                                       In the October 31, 2020 Annual Report, at the bottom of page 42, it states that “[i]t is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as part of its investment strategy, which could negatively impact the Fund.” As this information is incorporated by reference into this Registration Statement, consider updating this risk disclosure in the Registration Statement by adding a reference to Rule 18f-4, and the date by which Rule 18f-4 needs to be complied with.

Response:                                          Disclosure has been added.

39.                             Comment:                                       In the October 31, 2020 Annual Report, on page 43, in the second paragraph under the section “Foreign Securities,” there is disclosure regarding the Fund’s ability to invest in emerging markets.   Please review the emerging markets risk disclosure against the risks pointed out in ADI 2020-11 and consider whether the emerging markets risk disclosure need to be tailored or enhanced in light of the Fund’s holdings.

Response:                                        Disclosure has been added.

40.                             In the October 31, 2020 Annual Report Mr. Randolph Takian is listed as an independent trustee, however he is listed in the SAI as interested.  Please confirm.

Response:                                          Mr. Takian is an independent Trustee of the Trust.  The disclosure has been updated.

*                                     *                                     *                                     *                                    *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 405-2404.  Thank you.

Sincerely,

/s/ Robert Hepp
Robert Hepp

cc:	Thomas C. Bogle, Dechert LLP
William J. Bielefeld, Dechert LLP
Margaret Wilson, Dechert LLP
Marylyn Harrell, Dechert LLP

Exhibit A

SUMMARY OF FUND EXPENSES

The purpose of the following table and the example below is to help you understand the fees and expenses that holders of Common Shares (“Common Shareholders”) would bear directly or indirectly. The expenses shown in the table under “Other expenses” are for the Fund’s current fiscal year ended October 31, 2020. The expenses shown in the table under “Interest expenses on bank borrowings,” “Total annual expenses” and “Total annual expenses after expense reimbursement” are based on the Fund’s average net assets for the current fiscal year ended October 31, 2020 of $181,151,855. As of October 31, 2020, the Fund had $81,200,000 of leverage outstanding through bank borrowings which represented 31.5% of the Managed Assets as of October 31, 2020. The table reflects Fund expenses as a percentage of net assets attributable to Common Shares.

Common Shareholder transaction expenses
Sales load (as a percentage of offering price)(1)	—%
Offering expenses Borne by the Fund (excluding Preferred Shares Offering Expenses) (as a percentage of offering price)(1)	—%
Dividend reinvestment and optional cash purchase plan fees: (per share for open-market purchases of common shares)(2)
Fee for Open Market Purchases of Common Shares	$0.02(per share)
Fee for Optional Shares Purchases	$5.00(max)
Sales of Shares Held in a Dividend Reinvestment Account	$0.12(per share) and $25.00 (max)
Preferred Shares Offering Expenses Borne by the Fund (as a percentage of net assets attributable to Common Shares)(1)	—%

	Annual expenses (as a percentage of net assets attributable to
	Common Shares)

Advisory fee(3)	1.79%
Interest expenses on bank borrowings(4)	0.91%
Dividends on Preferred Shares	0.00	%(5)
Dividend and Interest Expenses on Short Sales	0.00%
Other expenses	0.54%
Acquired Fund Fees and Expenses(6)	0.02%
Total annual expenses	3.26%
Less: expense reimbursement(7)	0.18%
Total annual expenses after expense reimbursement	3.08%

(1)  If Common Shares or Preferred Shares are sold to or through underwriters, a prospectus or prospectus supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

(2)  Shareholders who participate in the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) may be subject to fees on certain transactions. The Plan Agent’s (as defined below under “Dividend Reinvestment and Optional Cash Purchase Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund; however, participating shareholders will pay a $0.02 per share fee incurred in connection with open-market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant, which will be deducted from the value of the dividend. For optional share purchases, shareholders will also be charged a $2.50 fee for automatic debits from a checking/savings account, a $5.00 one-time fee for online bank debit and/or $5.00 for check. Shareholders will be subject to $0.12 per share fee and either a $10.00 fee (for batch orders) or $25.00 fee (for market orders) for sales of shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Plan agent is required to pay. For more details about the Plan, see “Dividend Reinvestment and Optional Cash Purchase Plan.”

(3)  The Adviser receives a monthly fee at an annual rate of 1.25% of the Fund’s average daily Managed Assets. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (4). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s average Managed Assets for the current fiscal year ended October 31, 2020 were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period.

(4)  As of October 31, 2020, the Fund had a balance outstanding of $81,200,000 under its Credit Facility (representing approximately 31.5% of the Fund’s Managed Assets as of October 31, 2020) at an  interest rate of 1.25%, as October 31, 2020. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund’s use of leverage will be profitable. The expenses shown under “Interest expense on bank borrowings” in the table above reflect the cost to the Fund of borrowings, expressed as a percentage of the Fund’s net assets as of October 31, 2020, based on interest rates in effect as of October 31, 2020. The table assumes total borrowings of $81,200,000, which reflects leverage in an amount representing 31.5% of Managed Assets. The Fund currently intends during the next twelve months to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets.

(5) As of the date of this Prospectus, the Fund has not issued any Preferred Shares. The applicable prospectus supplement will set forth the expenses related to any Preferred Shares issued in the future.

(6) Acquired fund fees and expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds and exchange traded funds. Acquired fund fees and expenses are borne indirectly by the Fund, but they are not reflected in the Fund’s financial statements; and the information presented in the table will differ from that presented in the Fund’s financial highlights.

(7)  The Adviser has contractually agreed to reimburse the Fund so that total other expenses (excluding interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) (as a percentage of net assets attributable to Common Shares of the Fund) are limited to 0.35% of the average daily net assets of the Fund on an annualized basis. This contractual limitation may not be terminated before October 31, 2024 without the approval of the Independent Trustees.  The Fund may repay any such reimbursement from the Adviser, within three years of the reimbursement, provided that the following requirements are met: the reimbursements do not cause the Fund to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser. Because interest expenses and investment related expenses are not subject to the reimbursement agreement, interest expenses and investment related expenses are included in the “Total annual expenses after expense reimbursement” line item.

Example

An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return. This example assumes that (i) all dividends and other distributions are reinvested at NAV, (ii) the percentage amounts listed under “Total annual expenses” above remain the same in the years shown and (iii) the expense reimbursement agreement is only in effect in years 1 through 4 at 0.35% of total other expenses (as a percentage of net assets attributable to Common Shares of the Fund) as described in note (6) above. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund — Advisory Agreements.”

The example does not include sales load or estimated offering costs. The example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown.

1 Year	3 Years	5 Years	10 Years
$31	$95	$163	$350

2